Inrob Tech Ltd.
C/O 1515 Tropicana Avenue
Suite 140
Las Vegas, NV 89119

August 9, 2006

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Inrob Tech Ltd., Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 15, 2006
File No.: 0-49950

Dear Mr. Spirgel:

With respect to the comments raised in your letter of June 21, 2006, please be advised that Inrob Tech Ltd., has carefully reviewed each comment, and responds as follows.

Form 10-KSB for the year ended December 31, 2005

Report of Independent Registered Accounting Firm, page F-2

1.
We note that your audit report was signed by an audit firm based in Utah. We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in Israel. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

Response

The Registrant contracts with two independent auditing firms in order to prepare the financial statements and related notes for its SEC filings, and compliance related thereto. The first independent auditing firm is Judah Erlich & Co., an Israeli certified public accounting firm located in Tel Aviv, Israel. The second independent auditing firm is Davis Accounting Group P.C., of Cedar City, Utah. Davis Accounting Group P.C. is an independent registered accounting firm with the Public Company Accounting Oversight Board (“PCAOB”).

Given that almost all operations, substantially all revenues, and essentially all assets are located in Israel, the audit process is accomplished between the two independent auditing firms as follows:

1.
The Registrant engages Judah Erlich & Co. (“Judah Erlich CPA’s”) to conduct an annual audit of its Inrob Ltd. (“Inrob Israel”) financial statements, denominated in New Israeli Shekels. Judah Erlich CPA’s completes the independent audit and related procedures and presents its report on the Inrob Israel financial statements and related notes in accordance with accounting principles generally accepted in Israel. During the course of the audit work, specific elements of the audit such as confirmations of bank accounts, loans, related parties, accounts payable, and alternative procedures related to subsequent payments of balances of accounts receivable, observation of the physical inventory of Inrob Israel, inspection of fixed assets, examination of documents and contracts, and other activities are conducted and completed by Erlich CPA’s as part of their audit, and by the request of Davis Accounting Group P.C. All of the audit workpapers of Erlich CPA’s related to Inrob Israel, and financial information for the audit engagement are prepared in Hebrew. The complete audit file, audit report, financial statements and notes for the annual audit engagement prepared by Erlich CPA’s are directly provided to Davis Accounting Group P.C. at the conclusion of Erlich CPA’s audit.

2.
The Registrant also engages Davis Accounting Group P.C. to conduct an annual audit of its financial statements, translated into United States dollars for the Inrob Israel portion, in accordance with standards issued by the PCAOB. Davis Accounting Group P.C. receives the complete audit file, audit report, financial statements and notes for the annual audit engagement prepared by Erlich CPA’s and has all documents related thereto translated from Hebrew into English by a contracted translator residing in the United States. The financial information for the portion of the audit engagement that pertains to the Registrant (Inrob Tech Ltd., a Nevada corporation) is provided in English. Davis Accounting Group P.C. then completes its audit of the financial statements, notes, and related records of the Registrant (Inrob Tech Ltd. and Inrob Israel) by re-confirmation of specific transactions related to the Israeli operations, examination of the Registrant’s books and records, contracts, stock transactions, accounts receivable, accounts payable, inventory and other accounts, comparison and evaluation of the audit work performed by Erlich CPA’s in all areas of the audit. Additional information is obtained from the Registrant, where necessary, in order to substantiate the application of U.S. generally accepted accounting principles and provide for appropriate disclosure in the financial statements. A management representation letter is obtained by Davis Accounting Group P.C. from the Registrant. Davis Accounting Group P.C. also obtains legal confirmation letters from the Registrant’s Israeli and U.S. attorneys. Also, a letter is obtained from Erlich CPA’s that confirms the independent status of Erlich CPA’s in accordance with the standards of the PCAOB, its understanding that Davis Accounting Group P.C. is relying on its audit of the financial statements of the Registrant in Israel, and that certain and very specific procedures have been conducted and performed as part of the audit completed by Erlich CPA’s. Davis Accounting Group P.C. then issues its opinion on the translated financial statements and related notes prepared for presentation in the Registrant’s filings with the SEC.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

3.
In response to the Registrant’s inquiry, Davis Accounting Group P.C. has indicated that the majority (by a small margin) of the audit work is conducted in Israel by Erlich CPA’s (including the physical observation of inventory and the inspection of fixed assets). However, due to the exhaustive examination of the books and records of the Registrant, audit documents and workpapers of Erlich CPA’s performed by Davis Accounting Group P.C., and the additional procedures and comprehensive inquiries performed in the United States, Davis Accounting Group P.C. is able to provide an audit opinion on the financial statements of the Registrant for SEC reporting purposes while licensed in Utah.

Balance Sheet, page F-3

2.
We view receivables from affiliates, such as the $483,484 note receivable due from Mr. Joseph and the $175,459 loan to Ben-Tsur Joseph Holdings Ltd. as being akin to unpaid subscription receivables or unpaid capital contributions. Revise your balance sheet to present these receivables as deductions from equity. We refer you to SAB Topic 4:G for an explanation of the Staff’s views concerning this subject.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

Response

The Registrant understands the reasons for which receivables from affiliates would be required to be offset or deducted from the dollar amount of common stock subscribed. Such deduction or offset would be required essentially because of the nature of the receivables being related to (i) capital stock subscriptions or capital contribution transactions; and (ii) the “unpaid” status of such subscriptions or contributions. This position is believed to be in accordance with SAB Topic 4:E. and SAB Topic 4:G.

The opinion of the Registrant as of December 31, 2005, is that (i) neither the amount receivable (including principal and interest) from Mr. Ben-Tsur Joseph of $483,484, or the amount due from Ben-Tsur Joseph Holdings Ltd. of $175,459, have any relation to or bearing on “unpaid” capital stock subscriptions, capital contribution transactions, or a “substantial assets” test for IRS purposes. As such, the Registrant believes that the provisions of Regulation S-X, Rules 4-08(k)(1) and 5-02(3) apply to the classification of such promissory notes in the financial statements. This position is supported as follows:

1.
According to the contract documents that govern the loan amount to Ben-Tsur Joseph Holdings, Ltd.., from Inrob Ltd. (“Inrob Israel”), amounting to $175,459 as of December 31, 2005, the advances are not related to capital stock subscriptions or capital contribution transactions. The initial advances pre-date the year 2002, and therefore, are not related to the reverse merger transaction between Inrob Ltd. (Inrob Israel) and Inrob Tech Ltd. (former Western Gaming Corporation, a Nevada corporation) that was effected on July 21, 2005, or any of the stock transactions related thereto. The amount owed to Inrob Israel by Ben-Tsur Joseph Holdings, Ltd. is evidenced by a promissory note with a maturity date of December 31, 2008, and states an interest rate of 4 percent per annum.

2.
Prior to July 21, 2005, Mr. Ben-Tsur Joseph was the sole shareholder of Inrob Israel with 10,020 shares of common stock outstanding evidencing 100 percent ownership. On July 21, 2005, Inrob Israel purchased 2,057,415 shares (Transaction #1) of the common stock Western Gaming Corporation (which subsequently changed its name to Inrob Tech Ltd.) for cash in the amount of $475,000. With this transaction, Inrob Israel became a stockholder of Western Gaming Corporation and held its shares as fully subscribed, and for which complete payment had been made. Subsequent to the completion of Transaction #1, also on July 21, 2005, Inrob Israel and Mr. Ben-Tsur Joseph entered into a Share Transfer and Loan Agreement whereby Inrob Israel transferred to Mr. Joseph 2,057,415 shares of the common stock (Transaction #2) of Western Gaming Corporation in exchange for a promissory note issued by Mr. Joseph in the amount of $475,000. With this transaction, the fully subscribed and paid shares of Western Gaming Corporation held by Inrob Israel were transferred to the ownership of Mr. Joseph. Subsequent to the completion of Transaction #1 and Transaction #2, Western Gaming Corporation effected a Stock Purchase Agreement with Inrob Israel (Transaction #3), and issued 26,442,585 shares of its common stock (post reverse split) in exchange for all of the issued and outstanding shares of Inrob Israel (10,020 shares of common stock owned by Mr. Joseph). Immediately following the completion of Transaction #3, Western Gaming Corporation had 29,999,995 shares of its common stock outstanding, all as fully subscribed and paid. Further, at the same time, as a result of Transaction #’s 2 and 3, Mr. Joseph held a total of 28,500,000 shares, or 95 percent, of the common stock outstanding of Western Gaming Corporation, and had voting control of Western Gaming. Through this process, Inrob Israel (the accounting acquirer) is considered to have acquired Western Gaming Corporation (Registrant and issuer) by reverse merger. Further, at no time from July 21, 2005, through December 31, 2005, did Inrob Tech Ltd. (formerly Western Gaming Corporation) have any unpaid stock subscriptions outstanding that would require an offset against the equity section of the balance sheet.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

Statements of Stockholders’ Equity, page F-5

3.
Regarding your accounting for the reverse merger as a recapitalization of Inrob Israel, please restate the historic number of shares outstanding for all periods to give effect to the number of shares issued in the recapitalization transaction, similar to a stock split. This will naturally also require adjustments to the common stock and APIC amounts to reflect the par value of the post-recapitalization shares. In addition, you should recognize an expense for the shares in the combined company held by the former shareholders of the shell company. Please revise your financial statements, including your earnings per share calculations, accordingly and advise us.

Response

The Registrant is of the opinion that the business combination effected between Inrob Tech Ltd. and Inrob Israel on July 21, 2005, was correctly identified and disclosed as a reverse merger under the guidelines of Statement of Financial Accounting Standards No. 141, “Business Combinations,” (“SFAS No. 141”) by specific reference to paragraphs 17a, 17c, and 17d. As such the accounting acquiring entity (“accounting acquirer”) was Inrob Ltd. (Inrob Israel), and the issuing entity (“issuer”) was Inrob Tech Ltd.

Under the guidelines of SFAS No. 141 and the SEC, the historical financial statements for periods prior to the acquisition become those of the accounting acquirer even though they are labeled as those of the issuer. Normally, this is not a problem because, concurrent with the acquisition (or immediately thereafter), the issuer adopts the name of the accounting acquirer, or reflects a name similar thereto. In the case of the Registrant, as the issuer, its name was changed subsequent to the completion of the reverse merger to Inrob Tech Ltd., which is similar to Inrob Ltd., the name of the accounting acquirer.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

The Registrant acknowledges that a reverse merger is regarded by the SEC as a recapitalization, whereby the historical stockholders’ equity of the accounting acquirer prior to the reverse merger is retroactively restated for the equivalent number of shares received in the reverse merger after giving effect to any difference in par value of the issuer’s and accounting acquirer’s stock with an offset to additional paid-in capital. Retained earnings (deficit) of the accounting acquirer is carried forward after the reverse merger. Operations prior to the reverse merger are those of the accounting acquirer. Earnings per share for periods prior to the reverse merger are restated to reflect the equivalent number of shares. Costs related to the reverse merger are expensed as incurred.

The Registrant is of the opinion that it has followed the requisite steps for proper presentation of the reverse merger as a recapitalization. This opinion is supported as follows by reference to the financial statements presented in the Annual Report on Form 10-KSB as of December 31, 2005, and for each of the two year periods contained in the period ended December 31, 2005. Excerpts from such financial statements are described as follows:

1.
Restatement of the historic number of shares outstanding. In the Statement of Operations for the year ended December 31, 2004, the weighted average number of common shares outstanding - basic and diluted is presented as 26,880,484 shares. This is a restatement of the historic number of common shares outstanding to give effect for the number of shares issued in the reverse merger. The historic number of common shares outstanding, as presented in the statement of stockholders’ equity as of December 31, 2004, is 437,899 shares. Add to this number of historic common shares outstanding the number of common shares issued in the reverse merger (26,442,585 shares), and the total is 26,880,484 shares; the number of shares presented at the beginning of this paragraph 1, and in the Statement of Operations for the year 2004. In the Statement of Operations for the year ended December 31, 2005, the calculation of the weighted average number of common shares outstanding - basic and diluted begins with 26,880,484 common shares as the number of shares outstanding for the entire period. The additional weighted average number of shares included thereafter is based on the period of time each transaction was outstanding during 2005, to arrive at a weighted average total of 38,753,607 common shares outstanding.

2.
Adjustment of par value of common stock, additional paid-in capital, treasury stock, and accumulated (deficit). In the Statement of Stockholders’ Equity for the year ended December 31, 2005, there is a line item entitled “Common stock issued for reverse merger with Inrob Israel and recapitalization” that contains the adjustments for the impact on the par value of common stock, additional paid-in capital, treasury stock (cancellation of treasury shares at the time of the reverse merger), and the elimination of the accumulated (deficit) of the issuer pertaining to the reverse merger. The overall impact of such adjustments was to decrease stockholders’ equity by $(1,606,451) on the date of reverse merger, July 21, 2005.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

3.
Carryforward of the accumulated (deficit) of the accounting acquirer subsequent to the reverse merger. In the Statements of Stockholders’ Equity for the periods ended December 31, 2004, and 2005, the accumulated (deficit) amounts of $(581,915) and $(486,530), respectively, are those of the accounting acquirer, Inrob Israel.

(1) Summary of Significant Accounting Policies - Impairment of Long-Lived Assets, page F-10

4.
Revise your policy for identifying and measuring impairment of long-lived assets to fully comply with the guidance in SFAS No. 144. You should remove all references to SFAS No. 121 in your filings as it has been superseded by SFAS No. 144.

Response

The Registrant acknowledges that in its Notes to Financial Statements, Note 1 - Summary of Significant Accounting Policies - Impairment of Long-lived Assets as contained in its Annual Report on Form 10-KSB for the year ended December 31, 2005, that it has made reference to Statement of Financial Accounting Standards No. 121, which was superseded by SFAS No. 144.

As explained in SFAS No. 144, SFAS No. 121 was superseded because considering that it did not address the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion No. 30, two accounting models existed for long-lived assets to be disposed of. As a result of SFAS No. 144, a single accounting model was established, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. In addition, significant implementation issues related to SFAS No. 121 were resolved. Further, SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

From an overall perspective and considering the answers given to points 1-3 listed above, the Registrant considers this error in reference disclosure to SFAS No. 121, instead of reference to SFAS No. 144, to be de minimus as to its impact on the financial statements taken as a whole, and specifically not misleading to the reader of such financial statements. It is therefore proposed by the Registrant, that all prospective filings with the SEC include the proper reference to SFAS No. 144, and that revision of its notes to financial statements included in previous filings not be invoked at this time.

Re: Inrob Tech Ltd.
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
August 9, 2006

Furthermore, please be advised that the Company is aware and acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our U.S. General Counsel, Michael S. Krome, Esq., at (631) 737-8381, or myself, if you have any questions.

Very truly yours,

/s/
Ben-Tsur Joseph,
President
Inrob Tech Ltd.